                                                                  EXHIBIT (a)(5)


                            PARK-OHIO HOLDINGS CORP.

                                   SUPPLEMENT
                                       TO
                        OFFER TO ACQUIRE ALL OUTSTANDING
                          STOCK OPTIONS FOR NEW OPTIONS


     This Supplement (the "Supplement") supplements and amends the Offer To Acquire All Outstanding Stock Options For New Options, dated April 20, 2001 (the "Offer to Acquire"), and the accompanying Letter of Transmittal relating to the Offer being made by Park-Ohio Holdings Corp. ("Park-Ohio") with respect to all of the currently outstanding stock options to purchase shares of Park-Ohio common stock.

EXPIRATION DATE
---------------

     Park-Ohio hereby amends the terms of the Offer to Acquire to extend the Expiration Date to 5:00 P.M., EASTERN TIME, MAY 29, 2001, unless further extended. Prior to this Supplement, the Expiration Date had been 5:00 p.m., Eastern time, May 18, 2001.


ASSOCIATED RISKS
----------------

     Park-Ohio also hereby supplements the Offer to Acquire to prominently discuss the risks associated with the Offer.

     As discussed in the Offer to Acquire, in the event offerees elect to participate in the Offer and to tender any or all of their existing options for cancellation, such individuals will be subject to several risks, including the risk that: (i) the exercise price of the new options may be higher than the exercise price associated with the old options and (ii) UNDER CERTAIN CIRCUMSTANCES (AS DESCRIBED BELOW), OFFEREES MAY RECEIVE NOTHING IN RETURN FOR THE OLD OPTIONS TENDERED BY THEM.

Exercise Price

     Offerees who tender any or all of their old options for cancellation will be subject to the risk that the exercise price associated with the new options will be higher than the exercise price associated with the old options. This is because the new options will be granted as soon as practicable after the passage of six months and one day from the date on which the old options were cancelled. The exercise price associated with the new options will be based on the then current market price of Park-Ohio common stock. It is possible that during the six month period, the market price of Park-Ohio common stock could rise to a point in excess of the exercise price associated with the old options.

Loss of Options

     OFFEREES WHO TENDER ANY OR ALL OF THEIR OLD OPTIONS FOR CANCELLATION WILL ALSO BE SUBJECT TO THE RISK THAT THEY MAY RECEIVE NOTHING IN RETURN FOR THE OLD OPTIONS TENDERED BY THEM. Such is the case if an offeree is no longer an employee or director of Park-Ohio at the time the new options are granted. IN SUCH INSTANCE, THE OFFEREE WILL LOSE HIS OR HER RIGHT TO RECEIVE A GRANT OF NEW OPTIONS AND WILL RECEIVE NOTHING IN RETURN FOR THE OLD OPTIONS TENDERED BY HIM OR HER.

     Furthermore, there are not enough shares currently available for award under the 1998 Plan to permit Park-Ohio to implement this Offer. Park-Ohio's shareholders will be asked at the 2001 annual meeting of shareholders, scheduled for May 24, 2001, to amend the 1998 Plan to increase the number of shares available for award under the plan. The shareholders approval of this amendment is a necessary component of the Offer. Without the amendment, the Offer cannot be implemented. IN THE EVENT THE SHAREHOLDERS FAIL TO AMEND THE 1998 PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR AWARD, PARK-OHIO WILL NOTIFY YOU OF SUCH FACT AND EXTEND THE EXPIRATION DATE APPROPRIATELY TO GIVE YOU ENOUGH TIME TO DECIDE WHETHER OR NOT TO WITHDRAW YOUR TENDER.

     Offerees can avoid this result by validly withdrawing the tender of their old options prior to the Expiration Date. The procedures for tendering and withdrawing options are set forth under the headings "Procedure for Tendering Options" and "Withdrawal Rights" in the Offer to Acquire.

     Offerees tendering old options may continue to use the Letter of Transmittal circulated with the original Offer to Acquire. While the previously circulated Letter of Transmittal states that the Expiration Date is May 18, 2001, the Offer will remain open until 5:00 P.M., EASTERN TIME, MAY 29, 2001.


TERMS OF NEW OPTIONS
--------------------

     Park-Ohio hereby supplements the Offer to Acquire to set forth the terms and conditions associated with the new options. The following description is only a summary and may not be complete. The description is subject to, and qualified in its entirety by reference to, the provisions of the 1998 Long-Term Incentive Plan. Please contact Ronald Cozean at Park-Ohio Holdings Corp., 23000 Euclid Avenue, Cleveland, Ohio 44117, (216) 692-7200, to receive a copy of the 1998 Long-Term Incentive Plan. Such copies will be furnished promptly at Park-Ohio's expense.

     All of the new options will be granted under, and in accordance with, the terms of Park-Ohio's 1998 Long-Term Incentive Plan (the "1998 Plan"). The 1998 Plan is administered by the Compensation and Stock Option Committee of Park-Ohio's Board of Directors (the "Compensation Committee"). At the appropriate time, the Compensation Committee will award the new options which will be subject to the terms and conditions of the 1998 Plan. Following is a summary of the relevant material terms of the 1998 Plan.

     The new options will be either incentive stock options for purposes of the Internal Revenue Code or nonstatutory stock options. To the extent permissible under the Internal Revenue Code, old options that were incentive stock options will be replaced by new options that will be incentive stock options. The Compensation Committee, however, will award to an individual no more incentive stock options than is permissible under the Internal Revenue Code. The Internal Revenue Code provides, among other things, that to the extent that the fair market value of stock with respect to which incentive stock options (determined at the time of the grant) are exercisable for the first time by an individual during any calendar year exceeds $100,000, such options will not be treated as incentive stock options. Therefore, the decision regarding how many of the new options will be incentive stock options is dependent upon the fair market value of Park-Ohio's common stock at the time the new options are granted and cannot be determined with specificity at this time. To the extent an individual is entitled to receive new options in an amount in excess of the restrictions of the Internal Revenue Code with respect to incentive stock options, the remaining new options will be treated as nonstatutory stock options.

     The new options will be exercisable either in whole or in installments, and the exercise price will be payable in cash, shares of Park-Ohio common stock or a combination of both. The Compensation Committee has established procedures for accepting shares of Park-Ohio common stock as payment of the exercise price.

     THE NEW OPTIONS WILL VEST ON THE SAME SCHEDULE AS THE CANCELED OLD OPTIONS, MEANING THAT THE NEW OPTIONS GRANTED TO YOU WILL VEST (OR MAY ALREADY HAVE VESTED) AT THE SAME TIME AS THE OLD OPTIONS THAT WILL BE CANCELLED WERE SCHEDULED TO VEST. As with the old options, none of the new options will be exercisable more than ten years after the date of grant. The exercise price associated with the new options will be based on the then current market price of Park-Ohio's common stock at the time of the grant.

     Pursuant to the terms of the stock option award agreement, if the employment of an individual that holds new options is terminated at any time after the one year anniversary of the grant date of the new options, the individual may, for a period of three months after such termination, exercise any options that were otherwise exercisable as of the date of such termination, but only if the Compensation Committee approves of such exercise. This rule does not apply in the case of retirement, however, in which case all options, whether otherwise vested or not, immediately vest upon the individual's retirement (in accordance with Park-Ohio's retirement policy), provided that the retired individual may only exercise the options during the first three months immediately following his or her retirement.

     If there occurs a Change of Control at Park-Ohio (as defined in the 1998
Plan), all of the new options will become immediately exercisable, regardless of the vesting schedule. In the event of any change in the number of outstanding shares of Park-Ohio common stock by reason of a reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation or any change in the corporate structure or capital stock of Park-Ohio, the number of options held by an individual shall be adjusted proportionally.

     Individuals will not be permitted to transfer the new options other than by will or by the laws of descent and distribution. In the event of an individual's death, the person entitled by will or the laws of descent and distribution may exercise the option rights of the deceased for a period of six months after such individual's death.

CERTAIN SUMMARY HISTORICAL FINANCIAL INFORMATION
------------------------------------------------

     Set forth below is selected summary historical financial information of Park-Ohio. The historical financial information has been derived from Park-Ohio's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2000. The information presented below should be read in conjunction with Park-Ohio's financial statements and notes thereto.


                                                        Year ended December 31,
                                                        ------------------------
                                                             2000        1999
                                                        ------------   ---------
                                                              (In thousands)
Selected Income Statement Data:
Net sales ............................................     $754,674     $717,222
Cost of products sold ................................      625,205      591,439
                                                           --------     --------
     Gross profit ....................................      129,469      125,783
Selling, general and administrative expenses .........       80,838       72,613
                                                           --------     --------
     Operating income ................................       48,631       53,170
Nonoperating items, net * ............................       10,118           --
Interest expense .....................................       30,812       24,752
                                                           --------     --------
     Income before income taxes ......................        7,701       28,418
Income taxes .........................................        7,183       12,164
                                                           --------     --------
     Net income ......................................     $    518     $ 16,254
                                                           --------     --------
Net income per common share:
     Basic ...........................................     $    .05     $   1.52
                                                           ========     ========
     Diluted .........................................     $    .05     $   1.51
                                                           ========     ========

Other Financial Data:
Ratio of earnings to fixed charges ...................         1.2x         2.0x

Selected Balance Sheet Data:
Current assets .......................................     $322,144     $316,883
Noncurrent assets ....................................      313,188      312,998
Current liabilities ..................................      108,776      108,073
Noncurrent liabilities ...............................      374,430      367,123

Book value per common share ..........................     $  14.49     $  14.64
                                                           ========     ========


* In 2000, other nonoperating items, net was comprised of (i) a loss of $15.3 million on the sale of substantially all of the assets of Kay Home Products and (ii) a gain of $5.2 million resulting from interim payments from the Company's insurance carrier related primarily to replacement of property, plant and equipment destroyed in a fire at its Cicero Flexible Products facility.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES
---------------------------------------

     Finally, Park-Ohio also hereby supplements the Offer to Acquire to set forth the federal tax consequences of choosing not to participate in the Offer. In the event offerees elect not to participate, and to not tender any of their old options, then, except as provided below, such offerees will be subject to the same federal tax consequences as if the Offer had never been made.

     We believe that your incentive stock options will maintain their status as incentive stock options if you do not accept the offer. However, the Internal Revenue Service took the position in a 10-year old administrative ruling that an offer to exchange incentive stock options for new options constituted a "modification" of the incentive stock options, resulting in the deemed granting of new options and the potential for such options to lose their status as incentive stock options. It is unclear whether this administrative ruling continues to represent the position of the IRS. We recommend that you consult your own tax advisor with respect to whether the right to exchange your incentive stock options under this offer constitutes a "modification" of your incentive stock options.

     Except as set forth above, all terms and conditions of the Offer set forth in the Offer to Acquire and the accompanying Letter of Transmittal remain unchanged and in full force and effect, and this Supplement should be read in conjunction therewith.


--------------------------------------------------------------------------------
       THE OFFER AND WITHDRAWAL RIGHTS DESCRIBED IN THE OFFER TO ACQUIRE,
                       AS SUPPLEMENTED BY THIS SUPPLEMENT,
                  EXPIRE AT 5:00 P.M., EASTERN TIME, ON MAY 29,
                       2001, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------
                                  MAY 11, 2001